UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 5)*

                              Hexcel Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock (Par Value $0.01 Per Share)
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 428290 10 0
------------------------------------------------------------------------------
                                (CUSIP Number)


         Robert C. Schwenkel, Esq.               Ben I. Adler, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP    Goldman, Sachs & Co.
             One New York Plaza                  One New York Plaza
             New York, NY 10004                  New York, NY 10004
               (212) 859-8000                      (212) 902-1000
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                             and Communications)

                             December 23, 2004
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             THE GOLDMAN SACHS GROUP, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             38,668
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 22,206,176

                 9     SOLE DISPOSITIVE POWER
      EACH
                             38,668
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   22,206,176

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             22,244,844*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.8%**

14     TYPE OF REPORTING PERSON

             HC-CO


* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. ("GS Group") which are issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share and (ii) the exercise of options granted by the Company which are currently exercisable and held for the benefit of GS Group.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Group. This percentage would equal 24.6% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Goldman, Sachs & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |X|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 22,206,176

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   22,206,176

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             22,206,176*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.8%**

14     TYPE OF REPORTING PERSON

             BD-PN-IA

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Goldman, Sachs & Co. ("Goldman Sachs") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B
Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman Sachs. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible
Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than Goldman Sachs. This percentage would equal 24.6% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Advisors 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 17,242,243

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   17,242,243

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,242,243*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.4%**

14     TYPE OF REPORTING PERSON

             OO

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Advisors 2000, L.L.C. ("GS Advisors") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Advisors. This percentage would equal 19.1% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Goldman, Sachs & Co. oHG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Germany

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 528,610

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   528,610

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             528,610*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.0%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Goldman, Sachs & Co. oHG ("GS oHG") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS oHG. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS oHG. This percentage would equal 0.6% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Goldman, Sachs Management GP GmbH

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             GERMANY

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 528,610

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   528,610

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             528,610*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.0%**

14     TYPE OF REPORTING PERSON

             CO

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Goldman, Sachs Management GP GmbH ("GS GmbH") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS GmbH. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS GmbH. This percentage would equal 0.6% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Employee Funds 2000 GP, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 4,018,274

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   4,018,274

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,018,274*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.1%**

14     TYPE OF REPORTING PERSON

             OO


* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee 2000. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Employee 2000. This percentage would equal 4.5% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Stone Street 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 416,949

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   416,949

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             416,949*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.8%**

14     TYPE OF REPORTING PERSON

             OO


* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Stone Street 2000, L.L.C. ("Stone 2000") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone 2000. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than Stone 2000. This percentage would equal 0.5% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 12,646,857

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   12,646,857

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,646,857*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.7%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000, L.P. ("GS Capital") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Capital. This percentage would equal 14.0% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000 Offshore, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 4,595,386

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   4,595,386

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,595,386*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.0%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000 Offshore, L.P. ("GS Offshore") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Offshore. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Offshore. This percentage would equal 5.1% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000 GmbH & Co. Beteiligungs KG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Germany

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 528,610

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   528,610

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             528,610*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.0%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Germany. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Germany. This percentage would equal 0.6% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000 Employee Fund, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 4,018,274

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   4,018,274

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,018,274*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.1%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Employee. This percentage would equal 4.5% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Stone Street Fund 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 416,949

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   416,949

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             416,949*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.8%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Stone Street Fund 2000, L.P. ("Stone Street") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than Stone Street. This percentage would equal 0.5% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH Holdings Corp.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 67,533.5

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   67,533.5

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             67,533.57

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%*

14     TYPE OF REPORTING PERSON

             CO


* This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than LXH Holdings Corp. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than LXH Holdings Corp. This percentage would be less than 0.1% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH Holdings, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 78,510.2

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   78,510.2

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             78,510.2

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%*

14     TYPE OF REPORTING PERSON

             PN


* This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than LXH Holdings, L.P. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than LXH Holdings, L.P. This percentage would be less than 0.1% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 1,950,565

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   1,950,565

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,950,565

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.7%*

14     TYPE OF REPORTING PERSON

             OO


* This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than LXH, L.L.C. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than LXH, L.L.C. This percentage would equal 2.2% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH II, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 1,474,349

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   1,474,349

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,474,349

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.8%*

14     TYPE OF REPORTING PERSON

             OO



* This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than LXH II, L.L.C. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than LXH II, L.L.C. This percentage would equal 1.6% if it were calculated by including such securities in such calculation.

          This Amendment No. 5, filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), Stone Street 2000, L.L.C. ("Stone 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Stone Street Fund 2000, L.P. ("Stone Street" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Limited Partnerships"), LXH Holdings Corp. ("LXH Corp."), LXH Holdings, L.P. ("LXH L.P."), LXH, L.L.C. ("LXH"), and LXH II, L.L.C. ("LXH II" and, together with LXH, the "Original Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, Stone 2000, the Limited Partnerships, LXH Corp., LXH L.P., and the Original Purchasers, collectively, the "Filing Persons"), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on December 28, 2000 (as amended by Amendment No. 1 filed on December 23, 2002, Amendment No. 2 filed on March 21, 2003, Amendment No. 3 filed on November 30, 2004 and Amendment No. 4 filed on December 21, 2004, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)


-----------------
(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Item 4 is hereby amended by adding the following immediately before the final three paragraphs thereof:

          The sale by the Other Purchasers to the Underwriters of an additional 3,149,998 shares of Common Stock pursuant to the exercise by the Underwriters of the Over-Allotment Option was consummated on December 23, 2004.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

          (a)  As  of  December  23,  2004,  GS  Group  may  be  deemed  to beneficially own an aggregate of 22,244,844 shares of Common Stock, consisting of: (i) 3,424,914 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) (A) (I) 10,000 options granted to Mr. Mehra on December 19, 2000 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Mehra on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (III) 8,000 options granted to Mr. Mehra on July 31, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 8,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Mehra on May 9, 2002 pursuant to the Hexcel
Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (V) 2,000 options granted to Mr. Mehra on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which two-thirds of such options are currently exercisable for 1,334 shares of Common Stock and the remaining one-third of such options will vest and become exercisable on May 22, 2005, and (VI) 1,590 restricted stock units granted to Mr. Mehra on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on November 16, 2005, the remaining one-third of such restricted stock units will vest on November 16, 2006 and all of such restricted stock units will convert into an equal number of shares of Common Stock on November 16, 2006 (Sanjeev K. Mehra has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (A)(I) through (A)(VI) for the benefit of GS Group), and (B) (I) 10,000 options granted to Mr. Sacerdote on December 19, 2000 pursuant to the Hexcel
Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Sacerdote on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (III) 2,000 options granted to Mr. Sacerdote on May 9, 2002 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Sacerdote on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which two-thirds of such options are currently exercisable for 1,334 shares of Common Stock and the remaining one-third of such options will vest and become exercisable on May 22, 2005, and (V) 1,590 restricted stock units granted to Mr. Sacerdote on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on November 16, 2005, the remaining one-third of such restricted stock units will vest on November 16, 2006 and all of such restricted stock units will convert into an equal number of shares of Common Stock on November 16, 2006 (Peter M. Sacerdote has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (B)(I) through (B)(V) for the benefit of GS Group); (iii) 47,125 shares of Series A Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 15,708,332 shares of Common Stock;
(iv) 47,125 shares of Series B Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 3,072,830 shares of Common Stock; and (v) 100 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by GS Group represent approximately 30.8% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Group. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, GS Group will have the power to vote shares representing approximately 24.6% of the total number of votes that may be cast on any such matter.

          As  of  December  23,  2004,  Goldman  Sachs  may  be  deemed  to beneficially own an aggregate of 22,206,176 shares of Common Stock, consisting of: (i) 3,424,914 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) 47,125 shares of Series A Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 15,708,332 shares of Common Stock; (iii) 47,125 shares of Series B Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 3,072,830 shares of Common Stock; and
(iv) 100 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by Goldman Sachs represent approximately 30.8% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman Sachs. Accordingly, such calculation does not include
(i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than Goldman Sachs. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, Goldman Sachs will have the power to vote shares representing approximately 24.6% of the total number of votes that may be cast on any such matter.

          GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Original Purchasers and the Limited Partnerships to the extent that partnership or membership interests, as the case may be, in the Limited Partnerships are held by persons other than Goldman Sachs or its affiliates.

          In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (the "Investment Banking Division"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group and its subsidiaries and affiliates. The Investment Banking Division disclaims beneficial ownership of securities, if any, beneficially owned by (i) any client accounts with respect to which the Investment Banking Division or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which the Investment Banking Division is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Investment Banking Division.

          As  of  December  23,   2004,   GS  Advisors  may  be  deemed  to
beneficially own an aggregate of 17,242,243 shares of Common Stock, consisting of: (i) 2,659,326 shares of Common Stock, of which 1,950,565 shares may be deemed to be beneficially owned by GS Capital and 708,761 shares may be deemed to be beneficially owned by GS Offshore, as described below; (ii) 36,590.916 shares of Series A Preferred Stock, of which 26,838.74 shares are beneficially owned by GS Capital and 9,752.176 shares are beneficially owned by GS Offshore, as described below, and that are convertible into 12,196,971 shares of Common Stock; and (iii) 36,590.916 shares of Series B Preferred Stock, of which 26,838.74 shares are beneficially owned by GS Capital and 9,752.176 shares are beneficially owned by GS Offshore, as described below, and that are convertible into 2,385,946 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors represent approximately 25.4% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS Advisors. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, GS Advisors will have the power to vote shares representing approximately 19.1% of the total number of votes that may be cast on any such matter.

          As of December 23, 2004, GS oHG may be deemed to beneficially own an aggregate of 528,610 shares of Common Stock, consisting of: (i) 81,529 shares of Common Stock that may be deemed to be beneficially owned by GS Germany; (ii) 1,121.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 373,933 shares of Common Stock; and (iii) 1,121.799 shares of Series B Preferred Stock that are beneficially owned by GS Germany and that are convertible into 73,148 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS oHG represent approximately 1.0% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS oHG. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS oHG. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, GS oHG will have the power to vote shares representing approximately 0.6% of the total number of votes that may be cast on any such matter.

          As of December 23, 2004, GS GmbH may be deemed to beneficially own an aggregate of 528,610 shares of Common Stock, consisting of: (i) 81,529 shares of Common Stock that may be deemed to be beneficially owned by GS Germany; (ii) 1,121.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 373,933 shares of Common Stock; and (iii) 1,121.799 shares of Series B Preferred Stock that are beneficially owned by GS Germany and that are convertible into 73,148 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS GmbH represent approximately 1.0% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS GmbH. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS GmbH. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, GS GmbH will have the power to vote shares representing approximately 0.6% of the total number of votes that may be cast on any such matter.

          As of December 23, 2004, GS Employee 2000 may be deemed to beneficially own an aggregate of 4,018,274 shares of Common Stock, consisting of: (i) 619,751 shares of Common Stock that may be deemed to be beneficially owned by GS Employee; (ii) 8,527.45 shares of Series A Preferred Stock that are beneficially owned by GS Employee and that are convertible into 2,842,483 shares of Common Stock; and (iii) 8,527.45 shares of Series B Preferred Stock that are beneficially owned by GS Employee and that are convertible into 556,040 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee 2000 represent approximately 7.1% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee 2000. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Employee 2000. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, GS Employee 2000 will have the power to vote shares representing approximately 4.5% of the total number of votes that may be cast on any such matter.

          As of December 23, 2004, Stone 2000 may be deemed to beneficially own an aggregate of 416,949 shares of Common Stock, consisting of: (i) 64,308 shares of Common Stock that may be deemed to be beneficially owned by Stone Street; (ii) 884.835 shares of Series A Preferred Stock that are beneficially owned by Stone Street and that are convertible into 294,945 shares of Common Stock; and (iii) 884.835 shares of Series B Preferred Stock that are beneficially owned by Stone Street and that are convertible into 57,696 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by Stone 2000 represent approximately 0.8% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone 2000. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than Stone 2000. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, GS Stone 2000 will have the power to vote shares representing approximately 0.5% of the total number of votes that may be cast on any such matter.

          As of December 23, 2004, GS Capital may be deemed to beneficially own an aggregate of 12,646,857 shares of Common Stock, consisting of: (i) 1,950,565 shares of Common Stock that are beneficially owned by LXH; (ii) 26,838.74 shares of Series A Preferred Stock that are beneficially owned by GS Capital and that are convertible into 8,946,246 shares of Common Stock; and (iii) 26,838.74 shares of Series B Preferred Stock that are beneficially owned by GS Capital and that are convertible into 1,750,046 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital represent approximately 19.7% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS Capital. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, GS Capital will have the power to vote shares representing approximately 14.0% of the total number of votes that may be cast on any such matter.

          As  of  December  23,   2004,   GS  Offshore  may  be  deemed  to
beneficially own an aggregate of 4,595,386 shares of Common Stock, consisting of: (i) 708,761 shares of Common Stock that are beneficially owned by LXH II; (ii) 9,752.176 shares of Series A Preferred Stock that are beneficially owned by GS Offshore and that are convertible into 3,250,725 shares of Common Stock; and (iii) 9,752.176 shares of Series B Preferred Stock that are beneficially owned by GS Offshore and that are convertible into 635,900 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Offshore represent approximately 8.0% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Offshore. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS Offshore. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, GS Offshore will have the power to vote shares representing approximately 5.1% of the total number of votes that may be cast on any such matter.

          As of December 23, 2004, GS Germany may be deemed to beneficially own an aggregate of 528,610 shares of Common Stock, consisting of: (i) 81,529 shares of Common Stock that are beneficially owned by LXH II; (ii) 1,121.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 373,933 shares of Common Stock; and (iii) 1,121.799 shares of Series B Preferred Stock that are beneficially owned by GS Germany and that are convertible into 73,148 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany represent approximately 1.0% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Germany. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS Germany. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, GS Germany will have the power to vote shares representing approximately 0.6% of the total number of votes that may be cast on any such matter.

          As  of  December  23,   2004,   GS  Employee  may  be  deemed  to
beneficially own an aggregate of 4,018,274 shares of Common Stock, consisting of: (i) 619,751 shares of Common Stock that are beneficially owned by LXH II; (ii) 8,527.45 shares of Series A Preferred Stock that are beneficially owned by GS Employee and that are convertible into 2,842,483 shares of Common Stock; and (iii) 8,527.45 shares of Series B Preferred Stock that are beneficially owned by GS Employee and that are convertible into 556,040 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee represent approximately 7.1% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS Employee. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, GS Employee will have the power to vote shares representing approximately 4.5% of the total number of votes that may be cast on any such matter.

          As of December 23, 2004, Stone Street may be deemed to beneficially own an aggregate of 416,949 shares of Common Stock, consisting of: (i) 64,308 shares of Common Stock that are beneficially owned by LXH II; (ii) 884.835 shares of Series A Preferred Stock that are beneficially owned by Stone Street and that are convertible into 294,945 shares of Common Stock; and (iii) 884.835 shares of Series B Preferred Stock that are beneficially owned by Stone Street and that are convertible into 57,696 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by Stone Street represent approximately 0.8% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than Stone Street. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, Stone Street will have the power to vote shares representing approximately 0.5% of the total number of votes that may be cast on any such matter.

          As of December 23, 2004, LXH Corp. may be deemed to beneficially own 67,533.5 shares of Common Stock, that also may be deemed to be beneficially owned by LXH, LXH L.P. and GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by LXH Corp. represent approximately 0.1% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, LXH Corp. will have the power to vote shares representing less than 0.1% of the total number of votes that may be cast on any such matter.

          As of December 23, 2004, LXH L.P. may be deemed to beneficially own 78,510.2 shares of Common Stock, that also may be deemed to be beneficially owned by LXH and GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by LXH L.P. represent approximately 0.1% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, LXH L.P. will have the power to vote shares representing less than 0.1% of the total number of votes that may be cast on any such matter.

          As of December 23, 2004, LXH beneficially owns 1,950,565 shares of Common Stock. The shares of Common Stock beneficially owned by LXH represent approximately 3.7% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, LXH will have the power to vote shares representing approximately 2.2% of the total number of votes that may be cast on any such matter.

          As of December 23, 2004, LXH II beneficially owns 1,474,349 shares of Common Stock. The shares of Common Stock beneficially owned by LXH II represent approximately 2.8% of the outstanding shares of Common Stock as of December 23, 2004, assuming there are 53,430,992 shares of Common Stock outstanding as of such date based on the disclosure contained in the Offering Prospectus. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 23, 2004, LXH II will have the power to vote shares representing approximately 1.6% of the total number of votes that may be cast on any such matter.

          None of the Filing Persons or, to their knowledge, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-D-i hereto, beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

          (c) Except as described above, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-D-i hereto, since the most recent filing on Schedule 13D by the Filing Persons relating to the Common Stock.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in managed accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2004

                                    THE GOLDMAN SACHS GROUP, INC.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GOLDMAN, SACHS & CO.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS ADVISORS 2000, L.L.C.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GOLDMAN, SACHS & CO. OHG


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GOLDMAN, SACHS Management GP GMBH


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS EMPLOYEE FUNDS 2000 GP, L.L.C.

                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    STONE STREET 2000, L.L.C.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000 GMBH & CO.
                                    BETEILIGUNGS KG


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000 EMPLOYEE FUND,
                                    L.P.

                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    STONE STREET FUND 2000, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH HOLDINGS CORP.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH HOLDINGS, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH, L.L.C.

                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH II, L.L.C.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact